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                                  Exhibit 11.1

                 Statement of Computation of Earnings Per Share
                  for the twelve months ended December 31, 1996

                                                                        Earnings Per Share
                                                                        ------------------
                                                                   Primary            Fully Diluted
                                                                ------------          -------------
1. Proceeds upon exercise of options                            $ 12,333,750           $ 12,333,750
2. Market price of shares
        Closing: 12/31/96                                       $          -           $      15.30
        Average: 9/30/96-12/31/96                               $      14.74           $          -
3. Treasury shares that could be repurchased (Options)               836,754                806,127
4. Option shares outstanding                                         862,500                862,500
5. Common stock equivalent shares (Excess                             25,746                 56,373
    shares under option over Treasury
    shares that could be repurchased)
6. Weighted average number of shares outstanding                  20,411,004             20,467,377
7. Net income for the period                                    $  9,096,000           $  9,096,000
8. Less: Dividends applicable to
    the preferred stock                                         $ (5,149,889)          $ (5,149,889)
    Plus: Interest expense on convertible note                  $          -           $          -
9. Net income applicable to common shares                       $  3,946,111           $  3,946,111
10.Income per share                                             $       0.19           $       0.19
11.Reported income per share                                    $       0.19           $       0.19
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